

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

John R. Parker Jr., Esq.
Senior Vice President, General Counsel and Strategic Initiatives
Coca-Cola Enterprises Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

> **Re:** **International CCE Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 19, 2010**
> **File No. 333-167067**
>
> **Amendment No. 3 to Schedule 13E-3 relating to Coca-Cola Enterprises Inc.**
> **Filed August 19, 2010**
> **File No. 005-38029**

Dear Mr. Parker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Material United States Federal Income Tax Consequences, page 71
Item 21. Exhibits and Financial Statement Schedules

1.   Please revise Exhibits 8.1 and 8.2 as well as the tax consequences section of the prospectus to state clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerard M. Meistrell, Esq.
        Jonathan I. Mark, Esq.
        Helene R. Banks, Esq.
        Fax: (212) 269-5420